Exhibit 12.1

AMERICAN HOMES 4 RENT
RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

	Three Months Ended	Year ended December 31,
(Amounts in thousands)	March 31, 2018	2017	2016	2015	2014	2013 (1)
Earnings:
Income (loss) from continuing operations	$21,525	$76,492	$10,446	$(47,948)	$(33,092)	$(20,074)
Less: equity in earnings of joint ventures	(314)	(1,642)	(860)	—	—	—
Add: fixed charges	31,935	119,006	133,783	98,103	33,077	10,016
Less: capitalized interest	(2,436)	(5,656)	(2,290)	(8,690)	(13,196)	(9,646)
Less: gain on remeasurement of equity method investment	—	—	—	—	—	(10,945)
Less: gain on conversion of Series E units	—	—	(11,463)	—	—	—
Less: remeasurement of Series E units	—	—	—	(2,100)	5,119	2,057
Less: remeasurement of participating preferred shares	(1,212)	(2,841)	7,020	4,830	6,158	1,810
Total earnings	$49,498	$185,359	$136,636	$44,195	$(1,934)	$(26,782)

Combined fixed charges and preferred distributions:
Interest expense (including amortization of loan costs)	$29,301	$112,620	$130,847	$89,413	$19,881	$370
Capitalized interest	2,436	5,656	2,290	8,690	13,196	9,646
Portion of rental expense which represents interest factor	198	730	646	—	—	—
Fixed charges	$31,935	$119,006	$133,783	$98,103	$33,077	$10,016
Preferred distributions (2)	14,597	60,718	43,264	41,067	37,528	16,223
Combined fixed charges and preferred distributions	$46,532	$179,724	$177,047	$139,170	$70,605	$26,239

Ratio of earnings to fixed charges	1.55	1.56	1.02	0.45	N/A	N/A

Ratio of earnings to combined fixed charges and preferred distributions	1.06	1.03	0.77	0.32	N/A	N/A

Surplus (deficiency) of earnings to fixed charges	$17,563	$66,353	$2,853	$(53,908)	$(35,011)	$(36,798)

Surplus (deficiency) of earnings to combined fixed charges and preferred distributions	$2,966	$5,635	$(40,411)	$(94,975)	$(72,539)	$(53,021)

(1)	Excludes discontinued operations.

(2)
Includes distributions of $2.6 million on Series C participating preferred shares, $4.4 million on Series D perpetual preferred shares, $3.6 million on Series E perpetual preferred shares, $2.3 million on Series F perpetual preferred shares and $1.7 million on Series G perpetual preferred shares for the three months ended March 31, 2018. Includes distributions of $4.7 million on Series A participating preferred shares, $4.1 million on Series B participating preferred shares, $10.5 million on Series C participating preferred shares, $17.5 million on Series D perpetual preferred shares, $14.6 million on Series E perpetual preferred shares, $6.2 million on Series F perpetual preferred shares and $3.1 million on Series G perpetual preferred shares for the year ended December 31, 2017. Includes distributions of $6.3 million on Series A participating preferred shares, $5.5 million on Series B participating preferred shares, $10.5 million on Series C participating preferred shares, $10.6 million on Series D perpetual preferred shares, $7.4 million on Series E perpetual preferred shares and $3.0 million on Series C convertible units for the year ended December 31, 2016. Includes distributions of $6.3 million on Series A participating preferred shares, $5.5 million on Series B participating preferred shares, $10.5 million on Series C participating preferred shares and $18.8 million on Series C convertible units for the year ended December 31, 2015. Includes distributions of $6.3 million on Series A participating preferred shares, $5.7 million on Series B participating preferred shares, $6.9 million on Series C participating preferred shares and $18.6 million on Series C convertible units for the year ended December 31, 2014. Includes distributions of $1.2 million on Series A participating preferred shares, $14.9 million on Series C convertible units and $0.2 million on 3.5% convertible perpetual preferred units for the year ended December 31, 2013.